Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name & Address of Company

Genco Resources Ltd.
Suite 550, 999 West Hastings Street
Vancouver, BC V6C 2W2

2.	Date of Material Change

June 26, 2008

3.	News Release

A news release dated June 26, 2008 was issued on June 26, 2008 through MarketWire (CCNMatthews).

4.	Summary of Material Change

At Genco’s Annual General Meeting, held June 26, 2008, the following seven individuals were elected as directors: James R. Anderson (Co Chair), Robert C. Gardner (Co Chair), Richard W. Hughes, James M. McDonald, Charles E. Schroeder, III, Brian R. D. Smith, QC, and Lyle Weismantel.

5.1	Full Description of Material Change

See attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Wayne Moorhouse, Vice President Finance
Tel: 604-682-2205

9.	Date of Report

June 27, 2008

Trading Symbol TSX: GGC

Genco Is Pleased to Announce Election of Board of Directors

June 26, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. [TSX: GGC] announces the election of the following seven individuals to serve as directors for the ensuing year: James R. Anderson (Co Chair), Robert C. Gardner (Co Chair), Richard W. Hughes, James M. McDonald, Charles E. Schroeder, III, Brian R.D. Smith, QC, and Lyle Weismantel. The voting results reflect the culmination of a proxy contest which produced a board consisting of both constituents.

Mr. Anderson and Mr. Gardner commented “This contest resulted in an airing of views with respect to the current status, challenges and opportunities facing our Company. Both sides acknowledge that there were differences and misunderstandings on a variety of matters and the new Board is committed to moving forward with improved communication and cooperation while meeting the highest governance standards.”

All Board members are now agreed on the twin priorities of completing the full feasibility study and increased production at La Guitarra. The new Board has unanimously agreed to separate the operations and personnel of Genco and Andover Resources within six months.

Now that the Board has unanimously agreed to resolve these various issues we may now attend to the important task of developing what we judge to be the world class asset at La Guitarra.

For further information:
Wayne Moorhouse
Vice President Finance
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

This news release contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)